Early Warning Report

This report is made pursuant to:
Subsection 101 of the Securities Act (Ontario)
Section 5.2 of Multilateral Instrument 62-104

(a)	Name and address of offeror:

American Bonanza Gold Corp. Suite 305-675 West Hastings Street Vancouver, British Columbia V6B 1N2

(b)

The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired (or disposed of) ownership or control in the transaction or occurrence giving rise to the obligation to file the report, and whether it was ownership or control that was acquired (or disposed of) in those circumstances:

American Bonanza Gold Corp. (“Bonanza”) acquired ownership of a total of 6,750,000 common shares of Hawthorne Gold Corp. (“Hawthorne”) on December 31, 2008.

(c)

The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the report:

Bonanza owns 6,828,947 common shares of Hawthorne, representing 12.9% of the outstanding shares of Hawthorne as at the date of this report.

(d)	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i)        the offeror, either alone or together with any joint actors, has ownership and control:

6,828,947 common shares representing 12.9% of the outstanding shares of Hawthorne

(ii)       the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

Nil

(iii)     the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Nil

(e)	Market where the transaction or occurrence took place:

This transaction was carried out privately.

(e.1)

The value, in Canadian dollars of any consideration offered per security if the offeror acquired ownership of the security in a transaction or occurrence that gave rise to the obligation to file a news release

At the time of this report, the shares of Hawthorne trade on the TSX Venture Exchange at $0.35 per share.

(f)

The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the obligation to file the report, including any future intention to acquire (or dispose of) ownership of, or control over, additional securities of the reporting issuer:

The shares were issued to Bonanza as part of the consideration paid by Hawthorne for the Taurus Property. Bonanza has no present intention to acquire additional securities Hawthorne. Bonanza may sell shares of Hawthorne in its discretion through private transactions or the facilities of any exchange on which the Hawthorne shares are listed, subject to applicable statutory hold periods, and the contractual rights of first refusal.

(g)

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Pursuant to an agreement dated December 22, 2008, Bonanza has agreed that, so long as the shares of Hawthorne it holds represent more than 2% of the outstanding Hawthorne shares, on any shareholder vote, it will not oppose management proposals or management nominated directors. In addition, until the earlier of December 31, 2010 and such time as Bonanza holds less than 2% of the outstanding Hawthorne shares, it will provide Hawthorne with a 15 day right of first refusal on sales of the Hawthorne shares held by Bonanza.

(h)	The names of any joint actors in connection with the disclosure required by this report:

Not applicable

(i)

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and, if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

The shares were issued as partial consideration for the Taurus Property. The Taurus Property consists of 46 mineral claims comprising approximately 2,235 hectares located in the Liard Mining Division of British Columbia. The property is not subject to a formal valuation. Bonanza received $3.0 million in cash, and 6.75 million common shares having a deemed value of $2,362,500 as at the date of this report.

Dated the 6th day of January, 2009.

AMERICAN BONANZA GOLD CORP.

By:	“Catherine Tanaka”
Catherine Tanaka
Corporate Secretary